Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three and six months ended June 30, 2018 and 2017
Dated: August 13, 2018

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG” or the “Company”) for the three and six months ended June 30, 2018 and 2017. It is prepared as of August 13, 2018 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2018 and 2017, and the audited consolidated financial statements of the Company for the year ended December 31, 2017 and 2016, together with the notes thereto which are available on SEDAR and EDGAR or on the Company website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its Mexican subsidiaries and its investment in associate, is the US$.

The common shares of the company trade on the Toronto Stock Exchange and on the NYSE American both under the symbol MAG. The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America. The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and reserve estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements regarding the anticipated time and capital schedule to production; expectations on the approval of the development of the project; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, Internal Rate of Return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements.

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; differing results and recommendations in the feasibility study commissioned by Minera Juanicipio; whether or not there is a production decision by Minera Juanicipio; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, and the Company’s ability to obtain adequate financing. The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and therefore may not be comparable to data presented by other silver producers. The Company believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating estimated cost, pricing and other information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a “Preliminary Economic Assessment” as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

1.	DESCRIPTION OF BUSINESS

The Company is a Vancouver-based mineral exploration and development company that is focused on the acquisition, exploration and development of district scale projects located primarily in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio joint venture (the “Juanicipio Project”) located in Mexico. The Company also owns a 100% interest in the Cinco de Mayo Project, also located in Mexico.

Juanicipio Project

The Company owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), a Mexican incorporated joint venture company, which owns the high-grade Juanicipio Project, located in the Fresnillo District, Zacatecas State, Mexico. Both exploration and development of the Juanicipio Project are being carried out by the project operator, Fresnillo plc (“Fresnillo”), which holds the remaining 56% interest in the joint venture.

The Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits. The primary vein, the Valdecañas Vein, is an en echelon system comprised of overlapping East and West Veins and several smaller vein splays – the term “Valdecañas Vein” is used to refer to this en echelon system at times.

Exploration and development programs for the Juanicipio Project are designed by the Minera Juanicipio Technical Committee, and approved by the Minera Juanicipio Board of Directors. The Company’s share of project costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct project oversight. Minera Juanicipio is governed by a shareholders agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the shareholders agreement.

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Underground development commenced at the Juanicipio Project on October 28, 2013 and has focused primarily on advancing the ramp declines, ventilation raises, surface offices and the associated surface and underground infrastructure. With the drilling success on the Juanicipio Project from three drill programs undertaken in 2015 through early 2017 which resulted in initial delineation of the expanding Deep Zone (see ‘Juanicipio Resource and 2017 PEA’ below), along with the resulting project scope changes announced by Fresnillo and MAG in 2017, the previous project technical report became obsolete. As a result, MAG commissioned AMC Mining Consultants (Canada) Ltd. (“AMC”) to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR on January 19, 2018.

The 2017 PEA includes a new resource estimate and various mine design upgrades incorporated into a revised mine plan for the project as discussed below in ‘Juanicipio Resource and 2017 PEA.’

Based on the 2017 PEA, the Company views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. At a planned production rate of 4,000 tonnes per day (“tpd”), the Juanicipio Project is expected to produce a payable total of 183 million silver ounces, 750 thousand gold ounces, 1.3 billion pounds of zinc and 812 million pounds of lead over an initial 19 years of mine life, with an opportunity to consider and assess the recoverability of copper as well.

The economic analysis in the 2017 PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that a Preliminary Economic Assessment will be realized.

Fresnillo, as operator, has publicly advised that it expects Minera Juanicipio to be in production by mid-2020. However, as required by the Minera Juanicipio Joint Venture Shareholders Agreement, Minera Juanicipio has commissioned a feasibility study and any recommendation to proceed with formal project development may differ significantly from the scope and design recommended in the 2017 PEA. See ‘Outlook’ and ‘Risks and Uncertainties’ below.

Cinco de Mayo Project

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Project. The property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 25,113 hectares. The primary concessions of the Cinco de Mayo Project were acquired by way of an option agreement dated February 26, 2004, and the property remains subject to a 2.5% net smelter returns royalty (see Related Party Transactions below). The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc inferred resource; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource; and the surrounding Cinco de Mayo exploration area. As the Company has been unable to negotiate a renewed surface access agreement with the local Ejido, a full impairment was recognized in the year ended December 31, 2016.

The Company believes that the Cinco de Mayo Project has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to regain surface access are ongoing, although the Company has no current plans to conduct any geological exploration programs on the property.

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

2.	HIGHLIGHTS – QUARTER ENDED JUNE 30, 2018

✓	Underground development in the first half of 2018 totaled 3,689 metres advanced, and accounts for a quarter of the total underground development advanced on the project to date.

✓	Current development focus on:

•	advancing three internal spiral footwall ramps at depth to access the full strike length of the Valdecañas vein system;
•	excavating and constructing the underground crushing chamber;
•	advancing the conveyor ramp to the planned mill site (the box cut for the underground conveyor exit portal is complete and approximately 200 metres of the underground conveyor ramp has is also complete);
•	integrating additional ventilation and other associated underground infrastructure; and,
•	progressing the construction of surface infrastructure facilities.

✓	Subsequent to the quarter ended June 30, 2018, the Company advanced $8,470 to Minera Juanicipio, representing its 44% share of a $19,250 cash call to fund July, August and September development and exploration expenditures on the property.

✓	Detailed engineering continues for the internal shaft and other mine infrastructure, and mill-site preparation is underway.

✓	Draft of the Feasibility Study remains under review by both partners, with Fresnillo recently reiterating production to start-up by mid-2020.

✓	Exploration program underway designed to convert Inferred Resources in the Deep Zone into Indicated Resources, and to further trace the Deep Zone laterally and to depth (assays pending).

✓	Drilling has commenced on the western extension of the Juanicipio Vein as part of the exploration program to pursue other high priority drill targets within the Juanicipio property.

✓	MAG is well funded with cash and cash equivalents totaling $151,404 as at June 30, 2018.

3.	JUANICIPIO RESOURCE AND 2017 PEA

Reference is made to the Company's technical report entitled "MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated)" dated January 19, 2018 documenting the updated Minera Juanicipio Mineral Resource and associated preliminary economic assessment (the “2017 PEA”), a copy of which is available on SEDAR.

The 2017 PEA incorporates major overall project upgrades highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources in the recently discovered (2015) “Deep Zone.” The volume of these new base metal-rich Deep Zone Resources contributed to a significant expansion of project scope and enhancements to most aspects of the mine design.

2017 PEA BASE CASE (1) HIGHLIGHTS - reported on a 100% project basis:

•	4,000 tpd production rate with an initial 19 years of mine life;
6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

•	Enhanced project engineering, including: new plant and tailings location on flat, open ground; underground crusher and ore conveyor system; ramp expansions and internal shaft (winze);
•	Low AISC of $5.02 per ounce (“oz”) of silver;
•	Payable production of 183 million oz of silver over life of mine, and on a silver equivalent basis 352 million oz(1)
•	$360 M initial capital cost from January 1, 2018 to projected production start-up in H1, 2020;
•	Payback in less than two years after plant start-up;
•	Pre-tax Net Present Value (“NPV”) at a 5% discount rate of $1.86 billion and an IRR of 64.5%, and;
•	After-tax NPV at a 5% discount rate of $1.14 billion and an IRR of 44.5%.

(1) The 2017 PEA Base Case uses a 5% discount rate and metal prices of $17.90 per oz of silver, $1,250/oz of Gold, $0.95 per pound (“lb”) of Lead and $1.00/lb of Zinc. Projected Silver Equivalent calculated using the Base Case metal recoveries and Base Case metal prices.

The 2017 PEA sensitivity analysis presents a range of metal pricing scenarios on both a pre-tax and after-tax basis. Table 1 below is reproduced from the 2017 PEA and illustrates the effect of various price levels on key economic measures.

Table 1: Metal Price Sensitivity Analysis:

Discount Rate (5%)		Base Case			2017 vs 2012 (1)
Metal Prices:
Silver ($/oz)	14.50	17.90	19.50	23.00	23.39
Gold ($/oz)	1,000	1,250	1,300	1,450	1,257
Lead ($/lb)	0.75	0.95	0.95	1.15	0.95
Zinc ($/lb)	0.75	1.00	1.05	1.20	0.91
Copper ($/lb)	N/A – Copper excluded for purposes of 2017 PEA (2)
Economics:					2017	2012 (1)
Pre-Tax NPV (M)	$1,080	$1,860	$2,104	$2,776	$2,427	$1,762
After-Tax NPV (M)	$ 635	$1,138	$1,295	$1,729	$1,503	$1,233
Pre-Tax IRR	45%	64%	71%	86%	83%	54%
After-Tax IRR	30%	44%	49%	61%	58%	43%
Undiscounted life of mine after tax cash flow (M)	$1,170	$1,995	$2,243	$2,945	$2,542	$2,162
Cash cost(4) $/oz Ag (net of credits)	(0.35)	(3.94)	(4.45)	(6.90)	(3.11)	(0.03)
Total Cash cost(5) $/oz Ag	3.50	2.39	2.63	2.29	4.89	N/A(3)
AISC(6) $/oz Ag	6.13	5.02	5.25	4.92	7.51	N/A(3)
Payback (Years) From Plant Start up (based on after tax cash-flows)	2.6	1.8	1.6	1.2	1.2	2.1

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Notes:

1) This column is based on metal prices used in the previous 2012 Juanicipio PEA, and has been provided in order to allow a comparison of PEA economics (2017 vs 2012) and demonstrate the economic effects on the project of the expanded resource and enhanced mine design. (A Corporate Tax Rate of 28% was used in 2012 (30% in 2017) and in 2012 there was no Special Mining Duty (7.5% in 2017) or gold/silver Royalty, (0.5% in 2017), the latter both imposed in 2014. Exchange rate of 12.86 Mexican Pesos per US$ was used in 2012 (18.46 Mexican Pesos per US$ in 2017)).

2) Although the 2017 resource for the Deep Zone now includes copper (see below), no copper circuit has been included in the 2017 PEA as no metallurgical testing and recovery assessment for copper has yet been completed.

3) See Press Release June 14, 2012. Total Cash cost and AISC per oz. of silver were not calculated for the 2012 report.

4) Cash costs include all operating costs, smelter, refining and transportation charges, net of by-product (gold, lead and zinc) revenues.

5) Total cash costs include cash costs and all corporate taxes, special mining duty, and precious metals royalty.

6) The projected AISC was calculated by the authors of the 2017 PEA at a cost of $5.02/Ag by summing life of mine offsite and operating costs, taxes, duties and royalties and sustaining capital, all net of by-product revenues, and dividing the resulting total by the total payable ounces of silver projected to be produced over the life of mine. AISC is not a recognized measure under IFRS and this projected financial measure may not be comparable to AISC metrics presented by other silver producers. See ‘Note regarding Non-GAAP Measures’ above.

While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. Fresnillo is the project operator and the actual development plan and timeline may be materially different (see ‘Feasibility Study’ and ‘Risks and Uncertainties’ below). It is also important to note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves.

Table 1 above highlights how the project’s low costs and high silver grades have the ability to generate resilient, highly positive and high margin economics across a range of metal-price scenarios, with the greatest metal price sensitivity being to the silver price, and to a lesser degree, to the price of zinc. Silver and zinc account for 52% and 21%, respectively, of the gross revenue under the Base Case scenario. The impact of varying silver and zinc prices on the after-tax NPV and IRR is outlined below in Table 2.

Table 2: Impact of varying silver and zinc pricing on after-tax NPV and IRR(1):

Zinc Price ($/lbs)		After-tax NPV 5% (M US$) / After-tax IRR (%)
	$1.75	$768 / 26%	$1,065 / 36%	$1,361 / 45%	$1,657 / 55%	$1,953 / 65%	$2,249 / 74%
	$1.50	$647 / 24%	$943 / 33%	$1,240 / 44%	$1,536 / 54%	$1,832 / 63%	$2,128 / 73%
	$1.25	$526 / 21%	$822 / 31%	$1,118 / 42%	$1,415 / 52%	$1,711 / 62%	$2,007 / 71%
	$1.00	$405 / 18%	$701 / 29%	$997 / 40%	$1,293 / 50%	$1,590 / 60%	$1,886 / 70%
	$0.75	$284 / 15%	$580 / 26%	$876 / 37%	$1,172 / 48%	$1,469 / 58%	$1,765 / 68%
		$8.00	$12.00	$16.00	$20.00	$24.00	$28.00
Silver Price ($/oz)

(1) Gold at $1,250/oz and Lead at $0.95/lb

2017 MINERAL RESOURCE HIGHLIGHTS - reported on a 100% project basis:

•	High grade silver-rich Bonanza Zone (basis for development to date) containing:
8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

-	8.2 M Indicated Resource tonnes at 550 grams per tonne (“g/t”) silver; and,
-	2.0 M Inferred Resource tonnes at 648 g/t silver.
•	Significantly expanded Mineral Resource for the base metal-rich Deep Zone, containing:
-	4.7 M Indicated Resource tonnes with 209 g/t silver, 2.96% lead, 4.73% zinc, and 0.23% copper; and,
-	10.1 M Inferred Resource tonnes with 151 g/t silver, 2.69% lead, 5.05% zinc, and 0.31% copper.
•	Consistent gold across both zones, containing:
-	12.8 M Indicated Resource tonnes at 2.10 g/t gold; and,
-	12.1 M Inferred Resource tonnes at 1.44 g/t gold.

The Mineral Resource estimate included in the 2017 PEA was generated using a cut-off Net Smelter Return (“NSR”) value of $55/t and drilling data available up to December 31, 2016. This estimate has an effective date of October 21, 2017 (see Table 3) and reflects the results of both infill and exploration holes drilled in 2014 through 2016, with the greatest increase shown within the Deep Zone discovered in 2015. The Valdecañas Vein displays well the vertical mineralization gradations from upper silver-rich zones to deep base metal-dominant areas that are typical of Fresnillo District veins and epithermal silver veins in general. Because of this vertical compositional zonation, and significant dimensional increases with depth, the Mineral Resource estimate has been manually divided into the Bonanza Zone and the Deep Zone to highlight the definition of each zone.

Table 3: Juanicipio Project Mineral Resource estimate by zone (October 21, 2017):

Zone	Resource Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag (Moz)	Au (Koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Bonanza Zone	Indicated	8.17	550	1.94	1.63	3.08	0.08	145	509	294	554	14
	Inferred	1.98	648	0.81	1.32	2.80	0.06	41	52	58	123	3
Deep Zone	Indicated	4.66	209	2.39	2.96	4.73	0.23	31	359	304	486	24
	Inferred	10.14	151	1.57	2.69	5.05	0.31	49	510	601	1,129	69

Notes:

1) 2014 CIM Definition Standards were used for reporting the Mineral Resources.

2) Mineral Resources are reported at a resource NSR cut-off value of $55/t.

3) The Mineral Resource estimate uses drill hole data available as of December 31, 2016.

4) Resource NSR values are calculated in US$ using factors of $0.61 per g/t Ag, $34.27 per g/t Au, $19.48 per % Pb, and $19.84 per % Zn. These factors are based on metal prices of $20/oz Ag, $1,300/oz Au $0.95/lb Pb, and $1.00/lb Zn and estimated recoveries of 82% Au, 95% Ag, 93% Pb, 90% Zn. The Mineral Resource NSR does not include offsite costs.

5) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

6) Totals may not add correctly due to rounding.

Approximately 78% of the total silver ounces in the Bonanza Zone are now classified as Indicated. The Resource Estimate included in the 2017 PEA significantly expanded the Inferred and Indicated resources in the base metal-rich Deep Zone and included a maiden copper resource.

Combining the Bonanza Zone and the base metal-rich Deep Zone into a total global resource by Mineral Resource classification results in a lower overall silver grade reflecting the blending of high and lower grade materials (see Table 4).

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Table 4: Juanicipio Project Global Mineral Resource estimate and summary by vein (October 21, 2017):

Resource Category	Vein	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal Contained in Mineral Resource
								Ag (Moz)	Au (Koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Indicated	V1E	6.35	528	1.86	1.89	3.81	0.09	108	379	264	533	12
	V1W	6.48	327	2.35	2.34	3.55	0.18	68	488	334	507	26
Total Indicated		12.83	427	2.10	2.11	3.68	0.13	176	867	598	1,041	38
Inferred	V1E	3.18	121	0.95	2.14	3.60	0.54	12	97	150	253	38
	V1W	3.74	155	1.88	3.18	5.97	0.26	19	226	262	492	21
	HW	0.25	529	0.59	0.52	0.89	0.03	4	5	3	5	0
	Vant	2.06	111	1.39	3.50	7.41	0.18	7	92	159	337	8
	V2W (a)	0.61	330	1.37	2.44	3.41	0.14	7	27	33	46	2
	V2W (b)	1.01	659	0.64	1.23	2.72	0.05	21	21	27	60	1
	JV1	0.58	260	3.74	0.35	0.82	0.03	5	70	5	11	0
	JV2	0.70	678	1.07	1.29	3.18	0.04	15	24	20	49	1
Total Inferred		12.13	232	1.44	2.46	4.68	0.27	91	562	658	1,252	71

1) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

2) Valdecañas Vein System: V1W=Valdecañas West, V1E= Valdecañas East, V2W= footwall splay off V1W, VANT= Anticipada Vein, HW1=Hangingwall Vein; Juanicipio Vein System: JV1/2

3) Additional Notes – see notes to Table 3 above.

Mine Design and Process Plant

The principal mining method proposed in the 2017 PEA is longhole stoping with waste rock back-fill at a production rate of 4,000 tpd using modern mining equipment.

From the results of a series of trade-off studies previously commissioned by Minera Juanicipio, truck hauling, shaft hoisting, and conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized rock to the surface processing plant. An underground winze (internal shaft) is planned to be sunk within the hangingwall of the Valdecañas Vein System, to hoist mineralized rock from lower levels of the mine to the underground crusher and conveying system from the 6th year after plant start-up (projected as 2026), onward.

As envisioned in the 2017 PEA, the process plant is expected to ramp up operations over a three-year period to a steady state throughput rate of 1.4 million tonnes/year (4,000 tpd), and mill recoveries are estimated as:

• 95% for Silver	• 93% for Lead
• 82% for Gold	• 90% for Zinc

The proposed process plant and tailings storage facility will be located in newly acquired open, flat ground. It will include a SAG/Ball mill comminution circuit followed by sequential flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate.

Additional Opportunities

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

The Mineral Resource used for the 2017 PEA mine design does not include any of the Juanicipio Vein resource which is included in the Mineral Resources above (Table 4). Further analysis is required to arrive at a potential extraction strategy, with the possibility that these resources may ultimately be brought into a future mining plan.

Although the Mineral Resource for the base metal-rich Deep Zone now includes copper, no copper circuit has been included in the 2017 PEA as no metallurgical testing and recovery assessment for copper has yet been completed.

LOM Payable Metal

Payable production for each metal is based on processing recoveries less smelter deductions and losses during third party treatment of the lead, zinc and pyrite concentrates, and is summarized in Table 5.

Table 5: Estimated LOM payable production by metal and by Silver equivalent ounces (Eq.oz.):

Metals from Concentrates (1)	Total Payable Metal Production LOM	Average 1st 6 years (2020-2025)	LOM Annual Average	Peak Annual Production (Year)
Silver M oz.	183	16.5	9.6	20.1 (2021)
Gold K oz.	747	43.8	39.3	50.6 (2025)
Lead M lbs.	812	30.6	42.7	63.0 (2031)
Zinc M lbs.	1,327	54.3	69.8	95.9 (2031)
Silver Eq. (2) oz Payable (M)	352	24.2	18.5	26.5 (2023)

Footnotes:

[1]	Lead, Zinc, and Pyrite concentrates produced.
[2]	Silver Equivalent calculated using the Base Case metal recoveries and Base Case metal prices of $17.90/oz for silver; $1250/oz for gold; $0.95/lb for lead and $1.00/lb for zinc.

Cash Cost, Total Cash Costs and AISC per Ounce of Silver

The LOM Cash Cost (on-site and off-site, less by-product credits) is negative ($3.94)/oz of silver; Total Cash Costs (including taxes) is $2.39/oz of silver; and, AISC (including Total Cash Costs plus sustaining capital) total $5.02/oz of silver (see Table 6 below). See ‘Note regarding Non-GAAP Measures’.

Table 6: Cash Costs, Total Cash Costs and AISC per oz of Silver (Base Case)

	Cost/t of Mill Feed	Total $M	Cost Per Oz of Silver (1)
Operating costs	58.67	1,357
Offsite costs	41.32	956
Less: By Product Credits (2)	N/A	(3,033)
Cash Cost		(720)	$ (3.94)
Corporate tax (30%)	N/A	837
Special Mining Duty (7.5%)	N/A	299
Gold and Silver Gross Revenue Duty (0.5%)	N/A	21
Total Cash Cost		437	$ 2.39
Sustaining capital	N/A	480
AISC		917	$ 5.02

(1) Based on 183 million ounces of payable silver production.

(2) By-product revenue credits (Base Case): gold $934 million, lead $771 million, zinc $1.327 billion

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Taxes

Income and other taxes (see Table 6 above) presented in the 2017 PEA are based on Mexican legislated tax rates and do not reflect any tax planning opportunities.

Feasibility Study

The 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. As required by the Minera Juanicipio Joint Venture Shareholders Agreement, Minera Juanicipio has commissioned a feasibility study. A draft of the study remains under review by the partners of Minera Juanicipio, and any recommendation to proceed with formal project development may differ significantly from the scope and design recommended in the 2017 PEA. See ‘Outlook’ and ‘Risks and Uncertainties’ below.

4.	JUANICIPIO PROJECT ACTIVITY UPDATE

Total Juanicipio Project expenditures incurred and capitalized directly by Minera Juanicipio (on a 100% basis) for the three and six months ended June 30, 2018 amounted to approximately $10,397 and $18,494 respectively (June 30, 2017: $9,273 and $17,578 respectively).

Underground Development – Juanicipio Project

The envisioned mine access is via twin underground declines to the top of the mineralization, at which point the access route splits into three internal spiral footwall ramp systems. These three ramps into the mineralized envelope are designed to provide access to the mineralized material and form initial stopes within the mine and are required to facilitate the planned increase in mining rate to 4,000 tpd.

The twinning of the original access decline was considered necessary to provide expanded capacity for hauling additional mineralized rock and waste stemming from the planned increase in processing capacity to 4,000 tpd. The twin ramp was essentially completed subsequent to the quarter ended June 30, 2018 (subject to a four metre seal left in place), and will be accessible through a second entry portal for the mine (which is complete). The twin ramps will allow for streamlined underground traffic flow and increased safety through the mine having a second egress.

Development progressed to the uppermost reaches of the Valdecañas Vein with the main access decline in December 2016 and with the twin ramp started in 2017 and now also essentially complete, underground development is now actively focused on:

•	advancing the three internal spiral footwall ramps at depth to be used to further access the full strike length of the Valdecañas vein system;
•	excavating and constructing the underground crushing chamber;
•	advancing the conveyor ramp to the planned surface processing facility (the box cut for the underground conveyor surface exit portal is already complete and approximately 200 metres of the underground conveyor ramp has also been completed);
12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

•	integrating additional ventilation and other associated underground infrastructure; and,
•	progressing the construction of surface infrastructure facilities.

As of 2017, underground development has been intensified by engaging additional development contractors by Minera Juanicipio. The underground development metres achieved in 2017 and into 2018 reflect the increased number of contractors and accelerated activity:

Period	Development Metres (excluding ventilation raises)	%age of total metres advanced achieved to date
Oct 28, 2013 – December 31, 2016	5,307	36.2%
January 1 – December 31, 2017	5,634	38.5%
January 1 – June 30, 2018	3,689	25.2%
Cumulative Total to Date	14,630	100%

The underground development in the first half of 2018 totaled 3,689 metres advanced, and accounts for a quarter of the total underground development advanced on the project to date.

Concurrent with the ongoing underground development, detailed engineering continues for the internal shaft and other mine infrastructure, and mill-site preparation is underway. Fresnillo has publicly advised that it expects Minera Juanicipio to be in production by mid-2020 and have also reported that discussions have commenced with suppliers to order long lead time equipment in order to maintain the anticipated project development schedule.

A photo gallery of current progress on the Juanicipio development is available at http://www.magsilver.com/s/PhotoGallery.asp

Exploration – Juanicipio Project

Drilling of the Deep Zone has continued under the approved 20,000 metre 2017 exploration drill program carried forward into 2018. The Deep Zone effectively remains open to depth and laterally along its entire strike length in both directions to the Joint Venture boundaries. In the three and six months ended June 30, 2018, approximately 1,973 and 4,108 metres were drilled respectively, with all assays pending. The drilling is designed with the intention to both convert the Inferred Resources included in the PEA into Indicated Resources, and to further trace the Deep Zone laterally and to depth.

Directional drilling equipment arrived to site in December 2017. This specialized equipment enables drilling a series of precisely aimed and angled deflection holes off of a single “mother hole” drilled to 800-1,000 metres of depth. This more efficient drilling method results in fewer lost holes and dramatically improves the precision and accuracy in deep grid drilling on the 100 x 100 metre pattern required for Indicated Resource definition. It is comparable to conventional drilling on a time and cost basis, but the ability to minimize the uncontrolled deflection of conventional deep drilling helps eliminate many wasted holes. The equipment was in full use for the six months ended June 30, 2018, being rotated between three separate “mother holes,” until recently having to be returned to the border for import permit renewal. Once returned to site, it is expected to be utilized for the balance of 2018 drilling on the Deep Zone.

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Meanwhile, drilling has commenced on the western extension of the Juanicipio Vein as part of the exploration program to pursue other high priority drill targets within the Juanicipio property. These targets were formulated at a late March Minera Juanicipio exploration meeting, attended on behalf of the Company by Dr. Peter Megaw and Lyle Hansen, the Chief Exploration Officer and Geotechnical Director, respectively. Formal approval of exploration budgets for the wider-reaching aspects of that plan will be presented for discussion and approval at the next Technical Committee meeting.

5.	OUTLOOK

The Company continually looks to enhance its project portfolio, evaluating new available projects and through successful exploration and project development of its current portfolio holdings. The Company’s working capital position remains strong, and it continues to execute its business plan prudently, with on-going evaluations focusing on potential high-grade, district scale properties.

Minera Juanicipio

Subsequent to the quarter end on July 3, 2018, the Company advanced $8,470 to Minera Juanicipio, representing its 44% share of a $19,250 cash call to fund July, August and September development and exploration expenditures on the Juanicipio property.

On site, the underground development actively continues with emphasis on: developing the three internal spiral footwall ramps at depth to access the full strike length of the Valdecañas vein system; excavating and constructing the underground crushing chamber; advancing the conveyor ramp to the planned mill site (with the box cut for the underground conveyor exit portal already complete); integrating additional ventilation and other associated underground infrastructure, and progressing the construction of surface infrastructure facilities. As well, according to the operator, Fresnillo, discussions with suppliers of long-term delivery equipment and construction contractors have been initiated.

An independent feasibility study is required by the Minera Juanicipio Shareholders’ Agreement in order to formally approve the project. AMC was therefore commissioned by Minera Juanicipio in late 2017 to prepare such a study (the “Feasibility Study”) and a draft remains under review by both Joint Venture partners. Upon approval of the Feasibility Study by the Technical Committee, Minera Juanicipio is expected to present the study to both its Board and the respective Joint Venture partner Boards for formal development approval. MAG expects to support the development of the project, and Fresnillo has publicly advised that it expects Minera Juanicipio to be in production by mid-2020. As well, Minera Juanicipio is currently reviewing a draft Engineering, Procurement, and Construction Management (“EPCM”) contract which defines the specific terms by which Fresnillo will oversee the development of the project.

By regulatory definition, a feasibility study cannot include Inferred Mineral Resources in the mine plan. The Feasibility Study is therefore only based on Minera Juanicipio’s Indicated Mineral Resources and will include more detailed engineering. These factors may lead to changes in the project’s scope as compared to that of the 2017 PEA. Without Inferred Mineral Resources in the mine plan, the Feasibility Study will reflect a shorter mine life than envisioned in the 2017 PEA and the study is expected to contain an incremental increase in the estimated initial capital cost. With these and other possible scope changes, the project’s modeled economics are expected to decrease as compared to those in the 2017 PEA (see ‘Risks and Uncertainties’ below). However, development at site continues to prepare for production from areas of the project which include areas currently classified as Inferred Resources in the Deep Zone.

Exploration drilling currently continues under the 20,000 metre program approved in 2017, with five drill rigs on site, four drilling from surface and one from underground (all assays pending).

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

6.	INVESTMENT IN ASSOCIATE

Minera Juanicipio

Minera Juanicipio is the corporate entity through which the Company records and holds its Investment in Associate (see Notes 2(b) and 7 in the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2018).

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
Joint venture oversight expenditures incurred 100% by MAG	$77	$173	$159	$493
Cash contributions to Minera Juanicipio	-	6,160	5,653	10,340
Total for the current period	77	6,333	5,812	10,833
Equity pick up of current (loss) income for the period	(1,623)	404	(740)	976
Balance, beginning of period	63,692	42,384	57,074	37,312
Balance, end of period	$62,146	$49,121	$62,146	$49,121

(1) The Company advanced $8,470 on July 3, 2018 subsequent to the quarter end, representing its 44% share of a $19,250 cash call.

During the three and six months ended June 30, 2018, the Company incurred direct Juanicipio oversight expenditures of $77 and $159 respectively (June 30, 2017: $173 and $493 respectively) and made joint venture advances to Minera Juanicipio of nil and $5,653 respectively (June 30, 2017: $6,160 and $10,340 respectively) representing its 44% share of capital contributions during the period. The quarterly cash call for the current period was made and advanced by MAG subsequent to the quarter end on July 3, 2018.

In the three and six months ended June 30, 2018, the Company recorded a 44% equity loss pick up of $1,623 and $740 respectively, from its Investment in Associate (June 30, 2017: $404 and $976 equity income pick up). The $740 equity loss pick up for the six months ended June 30, 2018 is primarily the result of providing for some expiring tax losses and the Company’s related 44% share of a related deferred tax expense.

7.	EXPLORATION AND EVALUATION ASSETS

The Company entered into an earn in option agreement in 2017 with a private group whereby the Company can earn up to a 100% interest in a prospective mineral claim package. To earn a 100% interest in the mineral property, the Company must make combined remaining cash payments of $425 over the second, third, fourth and fifth annual anniversaries of the agreement, and fund a cumulative aggregate of $2,925 in exploration expenditures over a five-year period through May 2022. The Company has incurred exploration and evaluation expenditures towards the earn-in of approximately $2,045 on the property as at June 30, 2018.

The Company also holds various mineral property claims in Mexico upon which full impairments have been previously recognized. Expenditures to maintain such claims, and in the case of Cinco de Mayo to potentially restore surface access, are no longer capitalized as exploration and evaluation assets. Rather they are expensed as part of ‘mining taxes and other property costs.’

Cinco de Mayo Project

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Project, located in the northern part of Chihuahua State, Mexico. In late 2012, certain members of the local Ejido challenged the Company’s surface right access to the property and have since prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process. With the continuing Ejido impasse, the Company recognized a full impairment charge relating to the property in 2016.

The Company believes that the Cinco de Mayo Project has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to restore surface access are ongoing, although the Company has no current plans to conduct any geological exploration programs on the property.

In the three and six months ended June 30, 2018, the Company expensed expenditures on the property of $78 and $357 in ‘mining taxes and other costs’ (June 30, 2017: $95 and $370 respectively). The majority of these expenditures were land taxes of $202 for the first half of 2018 (June 30, 2017: $171), and the remaining expenditures were incurred on a storage facility and on legal and community relations advisors in Mexico.

Lagartos Project

On June 22, 2018, the Company sold its non-core, Lagartos concessions in the Zacatecas Silver District to Defiance Silver Corp (“Defiance”) for consideration of 5,000,000 shares of Defiance. The Defiance shares were valued at $1,202 upon closing, and the transaction resulted in a consolidation of their holdings in the Zacatecas silver district, while providing MAG with approximately a 5% equity position in Defiance. The Defiance shares are held and classified as long-term financial assets carried at fair value through other comprehensive income.

8.	REVIEW OF FINANCIAL RESULTS

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
EXPENSES
Accounting and audit	$95	$62	$163	$128
Amortization	4	4	8	8
Filing and transfer agent fees	12	32	246	243
Foreign exchange loss (gain)	47	(122)	77	(203)
General office expenses	297	265	495	420
Legal	55	41	163	118
Management compensation and consulting fees	460	427	934	857
Mining taxes and other property costs	113	165	482	519
Share based payment expense	407	1,170	811	1,537
Shareholder relations	132	140	272	282
Travel	91	82	172	172
	1,713	2,266	3,823	4,081
Interest income	783	416	1,465	778
Gain on sale of exploration and evaluation assets,
net of transaction costs	1,151	-	1,151	-
Change in fair value of warrants	(51)	124	(521)	104
Equity pick up from associate	(1,623)	404	(740)	976
Loss for the period before income taxes	$(1,453)	$(1,322)	$(2,468)	$(2,223)
Deferred income tax (expense) recovery	(1,300)	-	(102)	589
Loss for the period	$(2,753)	$(1,322)	$(2,570)	$(1,634)

Three Months Ended June 30, 2018 vs. Three Months Ended June 30, 2017

The Company’s net loss for the three months ended June 30, 2018 was $2,753 compared to a net loss of $1,322 in the comparable prior period. The increase in net loss in the quarter is primarily because of a significant deferred tax expense of $1,300 (June 30, 2017: nil) recognized in the three months ended June 30, 2018. The deferred tax expense related to the impact of foreign exchange on Mexican tax attributes (resulting from the Peso weakening against the $US in quarter). The deferred tax expense is a non-cash item and will only materialize once the Company’s exploration properties are developed and in production.

A foreign exchange loss of $47 was recorded in the three months ended June 30, 2018 compared to foreign exchange gain of $122 in the comparable prior period. The current quarter foreign exchange loss resulted primarily from holding cash denominated in Canadian dollars (“C$”) while the US$ slightly strengthened against the C$ (from March 31, 2018 to June 30, 2018, the US$/C$ exchange rate changed from 0.7756 to 0.7594). A portion of the Company’s cash is used to fund Canadian dollar expenditures and is held in C$ and is exposed to exchange risk relative to the US$/C$ exchange rate movements.

Share based payment expense, (a non-cash item) relating to equity incentives (stock options, restricted share units, performance share units, and deferred share units) vesting to employees, consultants and directors in the period, decreased to $407 (June 30, 2017: $1,170), as no equity incentives were granted in the quarter ended June 30, 2018 (June 30, 2017: 69,349 DSUs were granted). The fair value of all stock option share based payment expense is estimated using Black-Scholes-Merton option valuation model. The fair value of deferred and restricted share units is based on the fair market value of a common share equivalent on the date of grant, and the fair value of performance share units with a market condition is determined using a Monte Carlo pricing model.

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the three months ended June 30, 2018 included accounting and audit of $95 (June 30, 2017: $62), amortization of $4 (June 30, 2017: $4), filing and transfer agent fees of $12 (June 30, 2017: $32), general office expenses of $297 (June 30, 2017: $265), legal of $55 (June 30, 2017: $41), management compensation and consulting fees of $460 (June 30, 2017: $427), mining taxes and other property costs of $113 (June 30, 2017: $165), shareholder relations expenses of $132 (June 30, 2017: 140) and travel of $91 (June 30, 2017: $82), and were all either comparable with the prior period’s expense or the change was not significant to the overall operations in the period.

In other income and expenses for the quarter ended June 30, 2018, the Company earned interest income on its cash and cash equivalents of $783 (June 30, 2017: $416). As well, as noted above, during the quarter the Company sold its non-core Lagartos concessions in the Zacatecas Silver District to Defiance for Defiance share consideration resulting in a net gain of $1,151 after transaction costs. The Company also recorded an unrealized loss of $51 (June 30, 2017: $124 unrealized gain) on warrants held and designated as fair value through profit and loss.

In the three months ended June 30, 2018, the Company recorded a 44% equity loss pick up of $1,623 from its Investment in Associate (June 30, 2017: $404 equity income pick up). The loss pick up arose from both a weakening of the Mexican Peso relative to the US$ in the quarter, and from providing for some expiring tax losses as described above in Investment in Associate.

Six Months Ended June 30, 2018 vs. Six Months Ended June 30, 2017

The Company’s net loss for the six months ended June 30, 2018 amounted to $2,570 (June 30, 2017: $1,634).

A foreign exchange loss of $77 was recorded in the six months ended June 30, 2018 (June 30, 2017: $203 foreign exchange gain), resulting from holding cash denominated in Canadian dollars (“C$”), while the US$ strengthened against the C$ (from December 31, 2017 to June 30, 2018, the US$/C$ exchange rate changed from 0.7971 to 0.7594). The C$ cash is exposed to exchange risk relative to the US$, and results in a gain or loss as the exchange rate fluctuates.

Mining concession taxes and other property costs in the six months ended June 30, 2018 amounted to $482 (June 30, 2017: $519), and relate primarily to expenditures on the Cinco de Mayo Project and other properties still maintained by the Company where full impairments have been previously recognized. Expenditures incurred on these properties are no longer capitalized as exploration and evaluation assets, and are expensed as part of ‘mining concession taxes and other property costs.’

Share based payment expense recorded in the six months ended June 30, 2018 decreased to $811 (June 30, 2017: $1,537), as the Company granted no equity incentives in the current period (June 30, 2017: 72,265 DSUs were granted).

Other expenses incurred during the six months ended June 30, 2018 included accounting and audit of $163 (June 30, 2017: $128), amortization of $8 (June 30, 2017: $8), filing & transfer agent fees of $246 (June 30, 2017: $243), general office expenses of $495 (June 30, 2017: $420), legal of $163 (June 30, 2017: $118), management compensation and consulting fees $934 (June 30, 2017: $857), shareholder relations expenses of $272 (June 30, 2017: 282) and travel of $172 (June 30, 2017: $172), and were all either comparable with the prior period’s expense or the change was not significant to the overall operations during the period.

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

In other income and expenses, the Company earned interest income on its cash and cash equivalents of $1,465 (June 30, 2017: $778) during the six months ended June 30, 2018, and recorded its 44% equity pick up from Minera Juanicipio as described above in Investment in Associate. In addition, the Company recorded an unrealized loss of $521 (June 30, 2017: $104 unrealized gain) on warrants held and designated as fair value through profit and loss.

The Company recorded a deferred tax expense of $102 for the six months ended June 30, 2018 (June 30, 2017: $589 deferred tax recovery) in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability. With the slight weakening of the Mexican Peso against the US$ from 19.74 Pesos/US$ on December 31, 2017 to 19.86 on June 30, 2018, additional deferred tax liability and expense was recognized in the period.

Other Comprehensive Income (Loss):

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Loss for the period	$(2,753)	$(1,322)	$(2,570)	$(1,634)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Unrealized (loss) gain on equity securities, net of taxes	(239)	253	(1,334)	266

Total comprehensive loss	$(2,992)	$(1,069)	$(3,904)	$(1,368)

In Other Comprehensive Income and Loss (“OCI”) during three and six months ended June 30, 2018, the Company recorded an unrealized loss of $239 and $1,334 respectively (June 30, 2017: $253 and $266 unrealized gain respectively) on equity securities held that it has strategically acquired.

9.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net Loss per Share):

Quarter Ending	Revenue (1)	Net Income (Loss) (2)	Net Income (Loss) per Share
June 30, 2018	$783	$(2,753)	$(0.03)
March 31, 2018	$682	$183	$ 0.00
December 31, 2017	$517	$(4,077)	$(0.05)
September 30, 2017	$460	$(786)	$(0.01)
June 30, 2017	$416	$(1,322)	$(0.02)
March 31, 2017	$362	$(312)	$(0.00)
December 31, 2016	$351	$(50,337)	$(0.62)
September 30, 2016	$348	$(1,985)	$(0.02)

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on bank cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property impairments, and deferred tax expense) and non-cash income (specifically, deferred tax recoveries) as discussed above when applicable in “Review of Financial Results.”

10.	CASH FLOWS

The following table summarizes the Company’s cash flow activities for the three and six months ended June 30, 2018:

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017

Operations	$(470)	$(804)	$(1,473)	$(1,964)
Changes in non-cash working capital	(248)	388	(884)	(132)
Operating activities	(718)	(416)	(2,357)	(2,096)

Investing activities	(521)	47,761	(6,568)	43,372
Financing activities	-	97	-	183

Change in cash and cash equivalents during the period	(1,239)	47,442	(8,925)	41,459

Effects of exchange rate changes on cash and
cash equivalents	(49)	127	(66)	205

Cash and cash equivalents, beginning of period	152,692	77,442	160,395	83,347
Cash and cash equivalents, end of period	$151,404	$125,011	$151,404	$125,011

Operating Activities

During the three and six months ended June 30, 2018, the Company used $470 and $1,473 in cash for operations before changes in non-cash working capital, compared to $804 and $1,964 respectively, in the three and six months ended June 30, 2017. The Company’s non-cash working capital (accounts receivable, prepaid expenses less trade and other payables) in the three and six months ended June 30, 2018 increased by $248 and $884 respectively (June 30, 2017: decreased by $388 and increased by $132 respectively). The total use of cash from operating activities in the three and six months ended June 30, 2018 was $718 and $2,357 (June 30, 2017: $416 and $2,096 respectively).

Investing Activities

During the three and six months ended June 30, 2018, the net cash used by investing activities amounted to $521 and $6,568 respectively (June 30, 2017: $47,761 and $43,372 net cash provided respectively, primarily from a redemption of term deposits previously not classified as ‘cash equivalents’). The Company used cash to fund advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $78 and $5,845 respectively (June 30, 2017: $6,466 and $10,844 respectively). The Company makes capital contributions through cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets. In the three and six months ended June 30, 2018, the Company also expended $389 and $669 respectively (June 30, 2017: $258 and $258 respectively) on its other exploration and evaluation properties.

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Financing Activities

In the three months ended June 30, 2018, no financing activities were undertaken (June 30, 2017: 14,000 stock options were exercised for cash proceeds of $97).

In the six months ended June 30, 2018, no financing activities were undertaken (June 30, 2017: 26,400 stock options were exercised for cash proceeds of $183). During the six months ended June 30, 2018, 135,000 stock options were exercised under a less dilutive cashless exercise provision of the plan (June 30, 2017: 75,000 stock options), whereby 58,191 shares were issued in settlement of the stock options (June 30, 2017: 39,239 shares), and the remaining 76,809 stock options were cancelled (June 30, 2017: 35,761 stock options).

11.	FINANCIAL POSITION

The following table summarizes the MAG Silver Corp.’s financial position as at:

	June 30, 2018	June 30, 2017

Cash and cash equivalents	$151,404	$125,011
Other current assets	826	2,269
Total current assets	152,230	127,280
Investments	2,443	-
Equipment	42	46
Investment in associate	62,146	49,121
Exploration and evaluation assets	2,169	294
Total assets	$219,030	$176,741

Total current liabilities	$465	$471
Deferred income taxes	1,419	-
Total liabilities	1,884	471
Total equity	217,146	176,270
Total liabilities and equity	$219,030	$176,741

Total current assets increased from $127,280 at June 30, 2017 to $152,230 as at June 30, 2018. Cash and cash equivalents totaled $151,404 at June 30, 2018 compared to $125,011 at June 30, 2017, with the increase primarily attributable to proceeds from a $48,158 private placement which closed in the fourth quarter of 2017. Other current assets as at June 30, 2018 included prepaid expenses of $434 (June 30, 2017: $387) and accounts receivable of $392 (June 30, 2017: $268). The accounts receivable is comprised primarily of interest receivable on invested cash and cash equivalents, and value added refundable taxes.

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Investments of $2,443 are comprised of warrants and equity securities held by the Company which it intends to strategically hold (June 30, 2017: $1,614 classified under Other current assets).

The Investment in Associate balance increased from June 30, 2017 to June 30, 2018 from $49,121 to $62,146 and reflects the Company’s ongoing investment in Minera Juanicipio as discussed in ‘Investing Activities’ and ‘Investment in Associate’ both above. Exploration and Evaluation assets as at June 30, 2018 increased to $2,169 (June 30, 2017: $294) reflecting exploration expenditures incurred on a new earn-in property option described above in ‘Exploration and Evaluation Assets.’

Current liabilities at June 30, 2018 amounted to $465 (June 30, 2017: $471) and are attributable to accrued exploration and administrative expenses. The deferred income taxes (a non-cash item) increased to $1,419 at June 30, 2018 (June 30, 2017: nil) as a result of foreign exchange effects on the Company’s Mexican tax assets. This deferred tax liability will only materialize once the Company’s exploration properties are developed and in production.

12.	LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2018, the Company had working capital of $151,765 (June 30, 2017: $126,809) including cash and cash equivalents of $151,404 (June 30, 2017: $125,011). The Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year. However, the Company may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio Project in light of the possible scale and scope changes anticipated in the upcoming Feasibility Study (see ‘Outlook’ above and ‘Risks and Uncertainties’ below).

Funding of the Juanicipio Project Development

Capital expenditure estimates have been prepared for both initial and sustaining capital in the 2017 PEA. The initial capital expenditures for the project, inclusive of capitalized operating costs as estimated by AMC (as of January 1, 2018 and prior to the current year’s capital expenditures of approximately $18,494) are $360,000 (MAG 44% $158,400), including all mine development-related costs to be incurred prior to the envisaged commencement of commercial operations in 2020. Capital costs incurred after start-up are assigned to sustaining capital and are projected to be paid out of operating cash-flows. Contingencies have been added at appropriate percentages to each component of the project, excluding capitalized operating costs, resulting in an overall contingency of $39,700 or 17%.

A summary timeline of scheduled capital costs as reported in the 2017 PEA is shown in Table 7. The 2017 PEA is preliminary in nature, and actual costs and development time may exceed those estimated in the 2017 PEA.

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Table 7: Initial Capital and Sustaining Capital Schedule effective January 1, 2018:

	Initial Capital ($M) (1)	Sustaining Capital ($M) (2)
Year	At 100%	At 100%
2018	124	-
2019	156	-
2020	80	44
2021	-	88
2022	-	42
2023 - 2038	-	306
Total	360	480 (1)

(1) Assumes remaining capital expenditure estimates as of January 1, 2018.

(2) Sustaining capital is projected to be funded from operational cash-flow in the 2017 PEA.

The Company’s 44% share of initial capital as of January 1, 2018 envisioned in the 2017 PEA amounts to $158,400. In the six months ended June 30, 2018, capital development expenditures of approximately $18,494 were expended by Minera Juanicipio (MAG’s 44% share $8,137), and the Company has cash and cash equivalents on hand of $151,404 as at June 30, 2018. As well, as at June 30, 2018 Minera Juanicipio had working capital of $6,580 (MAG’s attributable 44% share $2,895) including a cash balance of $1,586 (MAG’s attributable 44% share $698).

Although discussions with suppliers of long lead-time delivery equipment as well as construction contractors have been initiated by Minera Juanicipio, the larger capital expenditures items associated with the mine development have not yet been formally approved by the board of Minera Juanicipio. As noted above, development activity is actively ongoing; however, the project development budgets and a formal timeline to production will only be formalized upon approval by Minera Juanicipio of the Feasibility Study. The Feasibility Study will not include Inferred Mineral Resources in the mine plan and is based on more detailed engineering which may change the development scope. As a result, the Feasibility Study may contain an incremental increase in the estimated initial capital cost as compared to the 2017 PEA (see ‘Outlook’ above and ‘Risks and Uncertainties’ below).

The Company may therefore need to raise additional capital in the future in order to meet its full share of initial capital required to develop the Juanicipio Project. It is unlikely that the Company will generate sufficient operating cash flow to fund such obligations, and accordingly, future liquidity will depend upon the Company’s ability to arrange debt or additional equity financings. The inability of the Company to fund its 44% share of cash calls would result in dilution of the Company’s ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

Actual vs Expected Use of Proceeds – Prior Financings

In the Company’s Short Form Prospectus dated July 9, 2014 and in its February 23, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus (collectively, the “Offering Documents”), the Company provided the expected use of proceeds with respect to each offering. The table below provides a comparison of the Company’s estimated actual use of proceeds to date, as compared to the use of proceeds presented in the Offering Documents:

Intended Use of Proceeds	Expected Use of Proceeds July 9, 2014	Estimated Actual Use of Net Proceeds to date (1)	Expected Use of Proceeds February 23, 2016	Estimated Actual Use of Net Proceeds to date
	(000s of $C)	(000s of $C)	(000s of $US)	(000s of $US)
Exploration expenditures at the Juanicipio Property	$3,000	$3,350 (2)	$5,000	$4,356
Development expenditures at the Juanicipio Property	$71,470	$54,491 (3)	$50,000	$ - (3)
Development contingency at the Juanicipio Property	$ -	$ -	$7,500	$ -

23

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

(1) Cash calls advanced Minera Juanicipio are made in U.S. dollars and for the purposes of the July 9, 2014 analysis, have been converted to C$ based on the closing US$/C$ exchange rate on the day the funds were advanced to Minera Juanicipio.

(2) After reviewing exploration results of four new deep exploration holes in 2015, Fresnillo and MAG agreed to an additional 10,000 metre $1,500 (MAG’s 44% share is $660) drill program to further delineate the extent of the new deep zone. This drill program was funded by the Joint Venture partners in September 2015, but was not anticipated in the 2014 offering. Therefore, more was expended than outlined in the July 9, 2014 offering document.

(3) As the initial development is focused primarily on ramp decline and underground infrastructure, and the majority of the capital expenditures are yet to be incurred and are expected to be incurred in the latter part of the development plan (2018-2020).

13.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Property Option Payments, Exploration and Development Expenditures – Total	$ 636	$ 75	$ 200	$ 361	$ -

Minera Juanicipio (1)

Office and other commitments	426	229	197	-	-
Total Obligations	$ 1,062	$ 304	$ 397	$ 361	$ -

(1) Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

14.	SHARE CAPITAL INFORMATION

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at August 13, 2018, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	85,539,476
Stock Options	2,134,294	$5.35 - $17.55	0.1 to 4.3 years
Performance Share Units(“PSUs”) (1)	227,850 (1)	1:1	2.3 to 4.3 years
Restricted Share Units(“RSUs”)	43,343	1:1	0.9 to 1.8 years
Deferred Share Units (“DSUs”)	452,739	1:1	n/a (2)
Fully Diluted	88,397,702

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

(1) Includes two PSU grants of 69,085 and 88,665 PSUs respectively, where vesting is subject to a market price performance factor, each measured over a three-year performance period to 2019 and 2020, respectively, resulting in a PSU payout range from 0% (nil and nil PSUs) to 200% (138,170 and 177,330 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

15.	OTHER ITEMS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local Ejido.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Tax Law for the State of Zacatecas.

On December 31, 2016, the State Government of Zacatecas, Mexico published a new Tax Law for the State (Ley de Hacienda del Estado de Zacatecas, the “Zacatecas Tax Law”), which came into effect on January 1, 2017. There have been several constitutional challenges launched against the validity of the tax by various companies, the outcomes of which are yet to be resolved. As well, on February 14, 2017, the Federal Government of Mexico legally challenged the State’s constitutional right to invoke such a tax, claiming federal jurisdiction applied. The case is to be heard by the Mexican Supreme Court of Justice at a date to be determined.

As provided for in the Zacatecas Tax Law, certain so called “environmental duties” were established for operations carried out within the State of Zacatecas, Mexico. Minera Juanicipio’s operations are located in the State of Zacatecas. This tax, if upheld, will apply to the Juanicipio project once it is in production, the effects of which have not been quantified. Managements’ assessment of this tax however, is that it will not have an impact on the viability of the Juanicipio Project.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but the Company has to date been able to recover all of its VAT paid.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Amendments were made to Mexican VAT legislation, effective January 1, 2017, that may impact the Company’s future ability to recover VAT paid after January 1, 2017. Although still subject to interpretation and confirmation of intent from the Mexican government, companies in a pre-operative/exploration stage may have to satisfy additional criteria in order to claim valid refunds. The Company’s IVA paid that falls into this category, is not material or significant to the Company’s overall operations.

The 2017 changes are not expected to have any impact on Minera Juanicipio and its ability to recover VAT paid, given the expectation Minera Juanicipio will become a producing mine.

16.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price could have an adverse material impact on the Company’s operations and market value.

The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “Ejidos” and there has been a recent trend in Mexico of increasing Ejido challenges to existing surface right usage agreements. The Company has already been impacted by this recent trend at its Cinco de Mayo Project. Any further challenge to the access to any of the properties in which the Company has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected. Also see “Risks and Uncertainties” below.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

17.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 23, 2018 available on SEDAR at www.sedar.com and www.sec.gov.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 11(c) in the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2018).

Feasibility Study

A feasibility study, as required by the Minera Juanicipio Shareholders’ Agreement in order to make a formal mine development decision, was commissioned by Minera Juanicipio in late 2017 and a draft remains under review by the partners of Minera Juanicipio. The Feasibility Study cannot by regulatory definition and will not include Inferred Mineral Resources in the mine plan and is based on additional detailed engineering which may result in changes in project’s scope. As a result, the Feasibility Study will have a shorter mine life than envisioned in the 2017 PEA and the study is expected to contain an incremental increase in the estimated initial capital cost. With these and other possible scope changes, the project’s modeled economics are expected to decrease as compared to the 2017 PEA. As well, changes to the mine plan and mine design recommended in the Feasibility Study, if approved and implemented, may impact the Juanicipio Project’s construction schedule, operating costs, cash flows and timeline to production, the impact of which cannot be quantified at this time. As a result, there are additional risks as to the size and grade of the resource, extent of capital and operating costs, mineral recovery and financial viability.

If the Minera Juanicipio Technical Committee approves the Feasibility Study and recommends development of the Juanicipio Project, they will present a development proposal to both MAG and Fresnillo (the “Shareholders”) for formal development approval. Should either shareholder choose not to participate in the project development, the non-participating Shareholder's interest may be purchased by the other Shareholder for an amount equivalent to its capital contributions to date. There is no assurance that the Technical Committee will approve the Feasibility Study or that Feasibility Study will recommend proceeding with the project development, or that a formal mine development decision will be made.

18.	Off-Balance Sheet ArrangementS

The Company has no off-balance sheet arrangements.

19.	Related Party TransactionS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees paid to IMDEX. In addition to corporate executive responsibilities with the Company, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Fees related to Dr. Megaw:
Exploration and marketing services	$68	$63	$135	$133
Travel and expenses	19	25	46	53
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	18	26	36	55
Field exploration services	111	128	206	239
	$216	$242	$423	$480

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at June 30, 2018 is $179 related to these services (June 30, 2017: $169).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company also holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo Project payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

Intercorporate Structure

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG's effective interest
Name	Country of Incorporation	Principal Activity	2018 (%)	2017
Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.4% of the common shares of the Company as at June 30, 2018, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Salaries and other short term employee benefits	$272	$178	$546	$435
Share based payments	171	947	342	1,105
	$443	$1,125	$888	$1,540

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

20.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS, requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and deferred exploration and evaluation costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision (iv) share based payments, (v) equity investments, and (vi) financial instruments, as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements as at June 30, 2018 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

The Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively, a variety of factors.

Under IFRS 9 – Financial Instruments, the Company is required to value warrants that meet the definition of derivatives at fair value with unrealized gains and losses recognized in the statement of loss. To measure this fair value, warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model.

21.	CHANGES IN ACCOUNTING STANDARDS

(i)   Adoption of new and amended IFRS pronouncements.

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2017. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted effective January 1, 2018:

IFRS 2 Share-based payment. In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include a ‘net settlement feature’ in respect of employee withholding taxes. The Company adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

IFRS 9 Financial Instruments. The Company adopted all the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018 and elected not to retroactively restate comparative periods. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple determination rules in IAS 39. The classification now depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The Company’s classification of its financial instruments has not changed significantly as a result of the adoption of the new standards. Financial assets previously classified as available for sale are now classified as fair value through other comprehensive income. The requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. The Company’s accounting policy for financial instruments has been updated to reflect the new IFRS 9 standard. (Refer to Note 2(e) of the unaudited condensed interim consolidated financial statements as at June 30, 2018).

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014 and is effective annual reporting periods beginning on or after January 1, 2018. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of goods to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods. The Company adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements as the Company’s only source of revenue to date is interest income from high interest savings accounts and term deposits.

IFRIC 22 Foreign currency transactions and advance consideration. In December 2016, the IASB issued IFRS interpretation, IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognized. The Company has adopted this guidance as of January 1, 2018 and it had no impact on the consolidated financial statements.

(ii) Recent accounting pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at June 30, 2018. These include:

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

MAG SILVER CORP.

Management’s Discussion & Analysis

For the six months ended June 30, 2018 and 2017

(expressed in thousands of US dollars except as otherwise noted)

22.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of June 30, 2018 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at June 30, 2018.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three and six months ended June 30, 2018 were approved by the Board on August 13, 2018. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of June 30, 2018 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and have concluded that the Company’s internal control over financial reporting is effective.

There have been no changes in internal controls over financial reporting during the period ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

23.	ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

24.	SUBSEQUENT EVENT

Subsequent to the quarter end on July 3, 2018, the Company advanced $8,470 to Minera Juanicipio, representing its 44% share of a $19,250 cash call to fund July, August and September development and exploration expenditures on the Juanicipio property.